Scott D. Chenevert
Direct Dial 225-248-2116
Direct Fax 225-248-3016
schenevert@joneswalker.com
December 6, 2011
Via EDGAR and E-mail
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Superior Energy Services, Inc. Registration Statement on Form S-4 Filed November 3, 2011 File No. 333-177679
Dear Mr. Schwall:
     Superior Energy Services, Inc. (“Superior”) has today electronically filed under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-177679), originally filed on November 3, 2011 (the “Registration Statement”). Set forth below are Superior’s responses to the comments contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 2, 2011, with respect to the Registration Statement. Enclosed with this letter, please also find a copy of the Amendment, marked to show changes from the Registration Statement as filed on November 3, 2011.
     We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response. Where applicable, we have also referenced in the responses set forth below the appropriate page number of the Amendment that addresses the staff’s comment.
Registration Statement on Form S-4, filed November 3, 2011
General
     Comment 1: Please provide us with copies of the “board books” or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by Greenhill and Credit Suisse.
     Response 1:
     In response to the Staff’s comment, the board books prepared by Greenhill & Co., LLC (“Greenhill”), as Superior’s financial advisor, and by Credit Suisse Securities (USA) LLC (“Credit Suisse”), as Complete Production Services, Inc.’s (“Complete”) financial advisor, in

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connection with the approval of the transaction on October 9, 2011 by each of Superior’s and Complete’s board of directors are being provided to the Staff on a supplemental basis. We are also providing the Staff on a supplemental basis additional board books prepared by Greenhill for Superior’s board of directors and by Credit Suisse for Complete’s board of directors.
     All of these materials are being provided under separate cover to the Staff pursuant to Rule 418 under the Securities Act requesting that these materials be returned promptly following completion of the Staff’s review thereof and confidential treatment for these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b).
     Comment 2: To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.
     Response 2:
     Superior acknowledges the Staff’s comment. Accordingly, where the Staff’s comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, Superior has made conforming changes to all affected disclosure.
Summary, page iv
     Comment 3: Define the term “mid-cap.”
     Response 3:
     Among diversified oilfield service companies within the United States, generally there are no companies with market capitalization greater than $3 billion and less than $10 billion. The term “mid-cap” refers to companies with market capitalizations within this range.
     The pertinent comparable oilfield services companies considered by Superior primarily provide services and equipment to upstream oil and natural gas operators. Onshore and offshore drilling contractors were excluded because the contracted nature of drilling revenue and the long lead-time capital intensity of the drilling services business model is not directly comparable to the service model employed by both Superior and Complete. Similarly, oilfield equipment manufacturers were also excluded due to the fact that manufacturing facility requirements, capital commitments and backlog-driven revenue realization makes the underlying fundamentals of the manufacturing business model different from the service model employed by both Superior and Complete.
     As of October 7, 2011, as reflected on the attached schedule, combined market capitalization of Superior and Complete was approximately $4.9 billion, taking into consideration the premium to be paid to the Complete stockholders in the merger. There were no other comparable oilfield services companies with a market capitalization greater than $3 billion and less than $10 billion on that date.

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     Accordingly, Superior has revised its disclosure in the Amendment referencing the combined company as “mid-cap” to reference the market capitalization range that we are referring to in regard to this statement.
     The disclosure on page iv of the Amendment has been revised to read as follows:
     “Among other reasons, the boards of directors of Superior and Complete each believe that the merger will position the combined company as the only mid-cap oilfield service company in the United States (a company with market capitalization between $3 billion and $10 billion) providing services and equipment to upstream oil and natural gas operators, making the combined company better equipped to compete with the larger oilfield services companies and to expand internationally.”
     The disclosure on page 52 of the Amendment has been revised to read as described below in Response 8.
     The disclosure on page 55 of the Amendment has been revised to read as described below in Response 9.
The Merger, page 44
Background of the Merger, page 44
     Comment 4: You discuss that when Mr. Dunlap assumed his position as president and CEO of Superior in April 2010, he focused on expanding the company’s North American land business and strategic acquisitions. In this regard, you disclose that after “reviewing the landscape of potential strategic partners,” he determined that a business combination with Complete would be favorable to achieving Superior’s growth objectives. Thereafter, you disclose that in March 2011 Mr. Dunlap first contacted Complete CEO Mr. Winkler to discuss a business combination. Please explain the process by which Mr. Dunlap reviewed the landscape of potential strategic partners, as well how he came to view Complete as the best possible merger candidate.
     Response 4:
     Superior has revised the disclosure on page 44 of the Amendment as follows:
     “Shortly after assuming his position in April 2010, David D. Dunlap, President and CEO of Superior, focused on expanding Superior’s North American land business through growth initiatives highlighted by increased capital expenditure funding and evaluating a significant number of acquisition opportunities. Mr. Dunlap also recognized that combining with a company of similar size to Superior could best fulfill Superior’s strategic goals of product line and geographic expansion and diversity in the North American land market while reducing integration risk. Superior believed that a similar-sized company offering a complementary set of products and services would reduce the risk of employee defections due to this lack of overlap. Further, Superior deemed similar sized

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companies like Complete to have better controls, systems, processes and governance protocols in place than companies significantly smaller than Superior. Alternatively, companies significantly larger than Superior were not attractive because in most instances they offer product lines that are either duplicative, operate in segments that Superior does not believe are exportable to international markets, or that do not generate favorable returns on capital.
     In furtherance of these efforts, Mr. Dunlap analyzed small, regional private and public companies that he thought could achieve an increase in Superior’s exposure to the North American land market sooner than Superior could achieve through organic growth. Mr. Dunlap determined that the private companies reviewed were too limited in either their existing geographic reach or product offerings, making it likely that following acquisition Superior would still have to invest significant time and capital to expand the acquired business into new geographic basins or add multiple product lines that would be appealing to customers. Furthermore, labor markets targeted by Superior in the North American oilfield services industry remain exceedingly tight, which would provide a significant barrier to Superior’s expansion in those markets. Finally, Mr. Dunlap deemed the valuations for the private company targets identified as too high based on due diligence and limited discussions with management teams.
     After reviewing the landscape of potential strategic partners, Mr. Dunlap deemed Complete as the best possible merger candidate based on the following factors: (a) Complete operates in multiple market areas across North America; (b) Complete offers several product lines that do not overlap with Superior’s, thereby enhancing and complementing Superior’s existing product offerings; and (c) Complete has a workforce of approximately 7,500. Mr. Dunlap also thought that the valuation for Complete would be more reasonable than other potential target companies given the value to stockholders of both Superior and Complete that could be derived from a combination of the companies.”
     Comment 5: Your disclosure suggests that both Complete and Mr. Dunlap focused on “similar-sized” or “mid-cap” companies. Indicate why that is the case as well as what consideration you gave to either smaller or larger companies.
     Response 5:
     See Response 4 with respect to Superior’s revised disclosure addressing this comment.
     With respect to Complete, the disclosure on page 44 of the Amendment has been revised to include the following sentence:
     “In addition, Complete has never had substantive discussions regarding a sale of Complete to any of the large-cap oilfield services companies.”
     In addition, please see also our response to Comment 7 below.

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     Comment 6: You disclose that after Superior’s initial written nonbinding expression of interest, Complete’s board determined that it was advisable to engage an investment bank to act as Complete’s financial advisor with, among other things, evaluating a potential business combination with Superior. The board engaged Credit Suisse in this capacity. Please explain the scope of this engagement. For example, discuss if Credit Suisse was to solicit competing bids.
     Response 6:
     The disclosure on pages 46 and 73 of the Amendment has been revised in response to the Staff’s comment to clarify that Credit Suisse was retained by Complete as its financial advisor in connection with, among other things, “a potential sale of Complete, including the proposed merger with Superior.” As noted on page 68 of the Amendment, “Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Complete.”
     Comment 7: You disclose at various meetings, such as on August 18, September 16 and October 7, 2011, that Complete’s board, with the assistance of Complete’s management and/or Credit Suisse, evaluated the merits of a business combination with Superior as compared to alternative strategies available to Complete, including continuing to operate on a standalone basis and the possibility of a transaction with another strategic partner. At each meeting, however, the board concludes that it was unlikely that another party would propose a business combination on terms more attractive than Superior’s proposal, and also does not view operating on a stand-alone basis more attractive than Superior’s proposal. Please explain what factors led the board to believe that a transaction with Superior provided the best opportunity to enhance stockholder value, including how Complete’s board assessed potential strategic alternatives and why such alternatives were not pursued.
     Response 7:
     The disclosure on page 48 of the Amendment has been revised to include the following sentence:
     “Amongst other things, they discussed the size, business strategy, potential synergies and financial wherewithal of potential strategic partners and their potential interest in engaging in a strategic combination with Complete.”
     The disclosure on page 48 of the Amendment has been revised to include the following sentence:
     “In light of Complete’s strong prospects as a standalone company, Complete’s board of directors determined that it was appropriate to request greater consideration from Superior.”
     The disclosure on page 49 of the Amendment has been revised to include the following sentence:
     “As part of its evaluation of Superior’s proposal, Complete’s board of directors noted that the Superior offer would provide Complete stockholders with

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a significant premium to the then current Complete stock price and would also allow Complete stockholders to participate as stockholders of the resultant combined company, which would be better positioned than Complete to compete with large cap oilfield services companies.”
     The disclosure on page 50 of the Amendment has been revised to include the following sentence:
     “As part of this discussion, Complete’s board of directors noted that the Superior offer would provide Complete stockholders with a significant premium to the then current Complete stock price and would also allow Complete stockholders to participate as stockholders of the resultant combined company, which would be better positioned than Complete to compete with large cap oilfield services companies.”
Recommendation of Superior’s Board of Directors and Its Reasons for the Merger, page 51
     Comment 8: Explain why the Board believes that being the only “mid-cap” oilfield services company will make “the combined company better equipped to compete with the largest oilfield services companies.”
     Response 8:
     Large oil and gas producers in North America typically prefer to contract for services from larger service providers. The reasons for this are primarily because these service providers typically have a wider variety of products and services, more engineered solutions, and better balance sheets to support larger and complex projects, as well as potential liabilities. Because of this, Superior’s board of directors believes that the combined company will have a competitive advantage over smaller oilfield service companies which will afford Superior a better opportunity to gain market share in the North American land market. In addition, larger service companies tend to attract new employees and retain employees before smaller ones. This is especially a strong barrier to growth in the North American land market. Labor is attracted to larger companies as a result of better recruiting efforts, benefits, training and career growth opportunities. Finally, Superior’s board of directors also believes that it will be more successful in expanding into new international markets as a larger company due to better product line diversity and reputation, and a stronger balance sheet.
     Based on the foregoing, Superior has revised the disclosure on page 52 of the Amendment as follows:
“•	that the combination of Superior and Complete would create the only mid-cap oilfield service company in the United States (a company with market capitalization between $3 billion and $10 billion) providing services and equipment to upstream oil and natural gas operators, making the combined company more attractive to large oil and gas producers because of its wider variety of products and services and ability to

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undertake larger, more expensive projects, which will allow it to better compete with the largest oilfield service companies;”
Recommendation of Complete’s Board of Directors and Its Reasons for the Merger, page 53
     Comment 9: Please provide support for your statement that the combination of Superior and Complete will create the only mid-cap oilfield services company.
     Response 9:
     See Response 8 above.
     Based on Response 8, the disclosure on page 55 of the Amendment also has been revised as follows:
“•	that the combination of Superior and Complete would create the only mid-cap oilfield service company in the United States (a company with market capitalization between $3 billion and $10 billion) providing services and equipment to upstream oil and natural gas operators, making the combined company able to provide the requisite scope and scale for increased customer service, increased growth opportunities and a stronger competitive position;”
     Comment 10: Expand the bullet “the conditions in the oil and gas services industry...” to provide a cross-reference to where the reader can find the information alluded to.
     Response 10:
     In response to the Staff’s comment, we have deleted this bullet on page 55 of the Amendment because, after further review, the considerations conveyed therein are more specifically addressed in the immediately preceding two bullets and in the bullets below beginning with “the combined company’s ability to offer an integrated suite...” and “current macroeconomic financial market conditions...”
Certain Prospective Financial Information Reviewed by Superior, page 64
     Comment 11: Indicate the material assumptions underlying the projections. In this regard, for instance, we note that you include that revenue growth in years beyond 2012E is based on Spears & Associates Drilling and Production Outlook forecast annual changes in U.S. and international rig count for Superior and U.S. land rig count for Complete, but you do not include such forecasted rig count data. This comment also applies to the “Certain Prospective Financial Information Reviewed by Complete” on page 73 in which you have only listed in summary form certain assumptions.
     Response 11:
     With respect to the forecasted rig count data reviewed by Superior, we have revised the language on page 66 of the Amendment referencing the Spears & Associates Drilling and Production Outlook forecast in the Amendment to read as follows:
“Revenue growth in years beyond 2012E based on Spears & Associates Drilling and Production Outlook forecasted annual changes in U.S. and International rig count for Superior (+181 for 2013E, +86 for 2014E, +91 for 2015E and +94 for 2016E) and U.S. land rig count for Complete (+132 for 2013E, +39 for 2014E, +45 for 2015E and +46 for 2016E);”

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Opinion of Complete’s Financial Advisor, page 66
Discounted Cash Flow Analysis, page 70
     Comment 12: Please disclose how Credit Suisse selected the discount rates and terminal EBITDA multiples used in its discounted cash flow analysis.
     Response 12:
     The disclosure on page 71 of the Amendment has been revised to read as follows:
     “The ranges of discount rates were selected taking into account the calculated weighted average costs of capital for Complete and Superior, respectively, and the ranges of terminal EBITDA multiples selected were selected taking into account the results of the selected companies analysis described above, as well as Credit Suisse’s experience and judgment.”
Material U.S. Federal Income Tax Consequences of the Merger, page 83
     Comment 13: Indicate that this discussion is based on the opinions of Jones Walker and Latham & Watkins, and file counsels’ opinions as exhibits, respectively. In this regard, at present only the opinion of Jones Walker is filed.
     Response 13:
     The disclosure on page 84 of the Amendment has been revised to read as follows:
     “Insofar as this discussion sets forth U.S. federal income tax consequences of the merger, it is based on the opinions of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. and Latham &Watkins LLP, respectively.”
     Additionally, Latham & Watkins LLP, counsel to Complete, has filed its opinion with the Amendment.
Tax Consequences of the Merger to Complete Stockholders
     Comment 14: The first sentence on page 85 states “[a]ssuming the merger qualifies as ‘reorganization.’” It is not appropriate to assume the conclusion — e.g. that the merger is a tax-free reorganization. Revise this sentence accordingly.
     Response 14:
     Superior acknowledges the Staff’s comment and, in connection with Superior’s response to Comment 13 above, Superior is revising its disclosure in order to clarify that both Superior and Complete are opining that the merger will be considered a tax-free reorganization. Accordingly, pages 11 and 86 of the Amendment have been revised to read as follows:
     “The merger will qualify as a “reorganization” within the meaning of section 368(a) of the Code, and accordingly, a Complete stockholder who exchanges, in the merger, such stockholder’s Complete common stock for cash and Superior shares will recognize gain (but not loss) in an amount equal to the lesser of:”

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Where You Can Find More Information; Incorporation by Reference, page 124
     Comment 15: We note that on November 4 and November 8, 2011, Complete Production Services, Inc. and you, respectively, subsequently filed Forms 10-Q for the fiscal quarter ended September 30, 2011. However, in this registration statement you have not properly incorporated future filings after the date of the initial registration statement and prior to effectiveness. Therefore, please file an amendment that specifically incorporates these Forms 10-Q and any other subsequent report filed pursuant to Section 13(a) or 15(d) of the Exchange Act. See Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Securities Act Forms.
     Response 15:
     Superior acknowledges the Staff’s comment and the Amendment expressly incorporates by reference (a) Superior’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Commission on November 8, 2011, and (b) Complete’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Commission on November 4, 2011.

     Superior represents to the Securities and Exchange Commission and its Staff that Superior is responsible for the adequacy and accuracy of the disclosures in its filings and the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Superior further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, Superior will not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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     If you have any questions or comments, please contact me at your earliest convenience at (225) 248-2000.
Sincerely,
/s/ Scott D. Chenevert
Scott D. Chenevert

cc:	James F. Maroney, III William B. Masters R. Scott Shean

Large-Cap OFS Small-Cap OFS Oilfield Services Sector Overview Comparable Company Metrics — As of October 7, 2011 Company 2011E Revenue 2011E EBITDA 2011E Net Income Market Cap ($ in millions) SLB $39,607 $10,406 $5,132 $84,524 HAL 24,283 6,213 3,095 30,642 BHI 19,794 4,530 1,899 21,513 WFT 12,757 2,586 656 9,825 SPN Pro Forma(1) 4,294 1,207 403 4,907 OIS 3,395 669 286 2,756 RES 1,840 697 319 2,505 SPN 2,024 584 171 2,235 TCW 2,092 560 289 2,193 CPX 2,270 623 232 1,642 KEG 1,873 427 142 1,394 CFW 1,349 353 163 1,066 BAS 1,249 339 84 654 NR 913 149 65 597 TTI 853 197 45 589 TESO 492 84 31 480 Note: (1) Pro forma estimates exclude synergies and other transaction adjustments; pro forma market cap equals SPN equity value plus CPX equity value at take-out Source: FactSet 1